                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                ---------------


                                 SCHEDULE 14D-9


                                 (RULE 14D-101)


          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                ---------------


                              ODD JOB STORES, INC.

                            (Name of Subject Company)


                               ODD JOB STORES, INC

                        (Name of Person Filing Statement)


                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                   578792-10-3

                      (CUSIP Number of Class of Securities)



                                  STEVE FURNER
                             CHIEF EXECUTIVE OFFICER
                                200 HELEN STREET
                           SOUTH PLAINFIELD, NJ 07080
                                 (908) 222-1000

   (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                                ---------------

                                   COPIES TO:

       MARC H. MORGENSTERN                     CHARLES W. HARDIN, JR.
         KAHN KLEINMAN,                               JONES DAY
A LEGAL PROFESSIONAL ASSOCIATION                     NORTH POINT
       2600 ERIEVIEW TOWER                       901 LAKESIDE AVENUE
      1301 EAST 9TH STREET                      CLEVELAND, OHIO 44145
   CLEVELAND, OHIO 44114-1824




[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

For Immediate Release:

        AMAZING SAVINGS HOLDING LLC ENTERS INTO TENDER AGREEMENT WITH ODD
                                JOB STORES, INC.

                  Mountainville, NY and South Plainfield, NJ - (Business Wire) - June 3, 2003. Amazing Savings Holding LLC ("AMAZING SAVINGS") and Odd Job Stores, Inc. (NASDAQ ODDJ) ("ODD JOB") today announced that they entered into a definitive Tender Agreement dated as of June 3, 2003. Pursuant to the Tender Agreement, Amazing Savings, through a wholly-owned subsidiary, will commence a tender offer (the "OFFER") to purchase not less than two-thirds (2/3) and not more than 96% of the outstanding common shares of Odd Job at a cash price of $3.00 per share. If the Offer is not completed within 25 business days after it has been commenced, Amazing Savings has the right to reduce the offer price to $2.90 per share. In addition, Amazing Savings has the right to reduce the minimum number of common shares purchased to a majority of the outstanding common shares.

                  The purchase of shares in the Offer is conditioned upon, among other things, the valid tender, without withdrawal before the expiration of the Offer, of the minimum amount of common shares required under the Tender Agreement and the effectiveness of a written consent by the requisite number of Odd Job shareholders that would render the Ohio Control Share Acquisition Law inapplicable to Odd Job. The Offer is not conditioned on the receipt of financing; however the Offer is conditioned upon receipt of a forbearance agreement from Odd Job's lenders to continue to provide liquidity to the Company under the existing Credit Facility through August 31, 2003. Under the existing Credit Facility, a change in control of Odd Job would constitute a default under the agreement.

                  Shareholders that own approximately 53% of the common shares have entered into a Principal Shareholders' Agreement, dated as of June 3, 2003, with Amazing Savings in which they agreed to tender their shares into the Offer.

                  At the time the Offer is commenced, Amazing Savings intends to file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the "SEC"), which will contain the complete terms and conditions of the Offer in an offer to purchase, letter of transmittal and other related materials. Odd Job will be filing with the SEC a solicitation/recommendation statement relating to the Offer that will be distributed to Odd Job shareholders with the tender offer documents. Odd Job shareholders are urged to read the tender offer documents and the Solicitation/Recommendation Statement on Schedule 14D-9 carefully when they become available because they will contain important information. Investors will be able to receive such documents free of charge at the SEC's web site, www.sec.gov, by contacting MacKenzie Partners, Inc., the Information Agent for the transaction, at (212) 929-5500 (for banks and brokers) and for all others call toll free at (800) 322-2885 or by directing a request to Odd Job at 200 Helen Street, South Plainfield, New Jersey 07080, Attention:
Corporate Secretary.

                  ABOUT AMAZING SAVINGS. Amazing Savings is a Delaware limited liability company, which directly or indirectly owns and operates an upscale close-out retail business. Amazing Savings commenced operations in 1988. Amazing Savings' slogan is "quality close-outs at amazing prices." Amazing Savings operates fourteen (14) stores in New York, New Jersey and Maryland.

                  ABOUT ODD JOB. Odd Job is a major regional closeout retail business. It currently operates a chain of 75 closeout retail stores in New York, New Jersey, Pennsylvania, Connecticut, Delaware, Ohio, Michigan and Kentucky.

CONTACT: Amazing Savings Holding LLC       Odd Job Stores, Inc.
         Jeffrey Parker                    Edward Cornell
         (845) 534-1000                    Executive Vice President and Chief
                                           Financial Officer
                                           (908) 222-1000


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